Filed by Liberty Media Corporation pursuant to
Rule 425 of the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Subject Company: Atlanta Braves Holdings, Inc.

Commission File No.: 333-268922

Excerpts from the Transcript of the Liberty Media Corporation
Liberty Media Q4 and Year-End 2022 Earnings Call held on March 1, 2023

Gregory B. Maffei
President, Chief Executive Officer and Director, Liberty Media Corporation

. . . First, let me start with an update on the split off of the Braves and the creation of Liberty Live tracker. We filed the amended S-4 and we still expect completion in the second quarter.

Let me turn to Liberty SiriusXM. We expect we will have a simplified structure following the recapitalization of LSXM and the creation of Liberty Live tracker, and we are focused on rationalizing this structure in the near term.

. . .

Let me turn to the Braves. We reiterate that we believe the split-off will better highlight the value of the Braves.

. . .

Vijay A. Jayant

Evercore ISI Institutional Equities, Research Division

Good morning. Greg, with the Braves, hard spin about to get done and the recapitalization, the reattribution of Liberty Live. And you sort of talked about the rationalizing the structure of Liberty Sirius, I think. Can you sort of talk about the prospect of doing a hard spin of Liberty Sirius post the reattribution? Is there any limitations on that? When you did Liberty Entertainment many years ago, even before you talked about a combination with DIRECTV, you did a hard spin…. Is that something that's something potentially possible structurally and from a tax efficiency perspective?

Gregory B. Maffei

President, CEO & Director

… So look, we have lots of things we could do, including a spin of SIRI. But I think there are probably discussions to be had with the SiriusXM independent Board members about the best structure moving forward if we were to do something. But all elements are on the table. All options are on the table. And as we said, we looked -- we're looking at those with renewed vigor, and we believe we're much better to execute on any of those post the Liberty Live reattribution and the Braves spin.

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the proposed split-off of the Atlanta Braves, certain assets and liabilities associated with the Atlanta Braves stadium and the associated mixed-use development project (the “Split-Off” and such split-off entity, “Atlanta Braves Holdings”), and proposed reclassification of Liberty Media Corporation’s (“Liberty Media”) existing common stock and creation of a new tracking stock (the “Reclassification”), including the reattribution of assets and liabilities among Liberty Media’s tracking stock groups and the expected benefits of these transactions, the proposed timing of the transactions, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed Split-Off and the proposed Reclassification and the ability of Liberty Media to realize the expected benefits of these transactions. These forward-looking statements speak only as of the date of this communication, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Annual Report on Form 10-K, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media subsequently files with the Securities and Exchange Commission (the “SEC”), for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or Atlanta Braves Holdings. The proposed offer and issuance of shares of common stock of Atlanta Braves Holdings in the Split-Off and of tracking stocks of Liberty Media in the Reclassification will be made only pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statements, including the joint proxy statement/prospectus forming a part thereof regarding the Split-Off and the Reclassification, and any other relevant documents filed as exhibits therewith (a preliminary filing of which has been made with the SEC), as well as any amendments or supplements to those documents, because they will contain important information about the Split-Off and the Reclassification. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media and Atlanta Braves Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the Split-Off and the Reclassification. Information regarding the directors and executive officers of Liberty Media and Atlanta Braves Holdings and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials with respect to the Split-Off and the Reclassification to be filed with the SEC when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these proxy materials from Liberty Media as indicated above.